FORM 51-102F3
MATERIAL CHANGE REPORT

1.    Name and Address of Company
Ballard Power Systems Inc. (“Ballard” or the “Company”)
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8
2.     Date of Material Change
February 23, 2021
3.     News Release
The news releases were disseminated on February 9, 10 and 23, 2021.
4.     Summary of Material Change
The Company has closed a bought deal offering (the "Offering") of 14,870,000 common shares of the Company (the "Common Shares"), sold at a price of US$37.00 per Common Share (the "Offering Price"), for aggregate gross proceeds US$550,190,000.
The Offering was made pursuant to an underwriting agreement dated February 10, 2021 (the "Underwriting Agreement") among the Company, TD Securities Inc. and National Bank Financial Inc. (as joint bookrunners), BMO Nesbitt Burns Inc., CIBC World Markets Inc., Raymond James Ltd. and Cormark Securities Inc. (collectively, the "Underwriters") pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 14,870,000 Common Shares at the Offering Price for gross proceeds of US$550,190,000. The Underwriters were also granted an over-allotment option to purchase up to an additional 2,230,500 Common Shares from the Company at the Offering Price, exercisable in whole or in part and from time to time, at any time until 30 days after the closing date of the Offering for additional gross proceeds of up to US$82,528,500 to the Company.
5.1     Full Description of Material Change
On February 9, 2021, the Company entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 9,460,000 Common Shares at the Offering Price for gross proceeds of US$350,020,000. The Underwriters had also been granted an over-allotment option, exercisable in whole or in part and from time to time, at any time until 30 days after the closing date of the Offering, to purchase from the Company up to an additional 1,419,000 Common Shares at the Offering Price for additional gross proceeds of up to US$52,503,000 to the Company. If the over-allotment option was exercised by the Underwriters in full, the aggregate gross proceeds of the Offering would have been US$402,523,000.
Due to strong demand, the Company agreed with the Underwriters to increase the size of its previously announced US$350 million bought deal offering, and entered into the Underwriting Agreement with the Underwriters on February 10, 2021. Pursuant to the upsized deal terms of the Underwriting Agreement, the Underwriters agreed to purchase, on a bought deal basis, 14,870,000 Common Shares at the Offering Price for gross proceeds of US$550,190,000. The Underwriters were also granted an over-allotment option, exercisable in whole or in part and from time to time, at any time until 30 days after the closing date of the Offering, to purchase from the Company up to an additional 2,230,500 Common Shares at the Offering Price for additional gross proceeds of up to US$82,528,500 to the Company. If the over-allotment option is exercised by the Underwriters in full, the aggregate gross proceeds to the Company from the Offering will be US$632,718,500. The Common Shares were offered in each of the provinces and territories of Canada, except Québec, and the United States.

In connection with the Offering, the Company filed a preliminary short form prospectus on February 9, 2021, an amended and restated preliminary short form prospectus on February 10, 2021, and a final short form prospectus on February 18, 2021 (collectively, the "Prospectuses"). The Prospectuses were filed with the securities regulatory authorities in each of the provinces and territories of Canada, except for Québec, and the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Prospectuses are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and on the SEC's website at www.sec.gov.
The Company intends to use net proceeds of the Offering to further strengthen the balance sheet, thereby providing additional flexibility to fund its growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.
The Offering closed on February 23, 2021.
5.2     Disclosure for Restructuring Transactions
Not applicable.
6.     Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
7.     Omitted Information
Not applicable.
8.     Executive Officer
Kerry Hillier, Corporate Secretary
Telephone: (604) 454-0900
kerry.hillier@ballard.com
9.     Date of Report
March 3, 2021.